UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

                           PETROLEUM HELICOPTERS, INC.
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                                (Name of Issuer)


                       VOTING COMMON STOCK, $.10 PAR VALUE
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                         (Title of Class of Securities)


                                   716604 10 3
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                                 (CUSIP Number)


                                CARROLL W. SUGGS
                           PETROLEUM HELICOPTERS, INC.
                         2121 AIRLINE HIGHWAY, SUITE 400
                              METAIRIE, LA 70001-5979
                                (504) 828-3323
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                SEPTEMBER 5, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following page(s))

                               Page 1 of 5 Pages

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   CUSIP NO. 716604 10 3          SCHEDULE 13D/A           Page 2 of 5 Pages
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1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Carroll W. Suggs
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                    (b) |_|
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3       SEC USE ONLY

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4       SOURCE OF FUNDS*

        N/A
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                  |_|

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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
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                   7      SOLE VOTING POWER

    NUMBER OF             1,482,260 shares of Voting Common Stock (see Item
      SHARES              5(a))
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY      8      SHARED VOTING POWER
  EACH REPORTING
      PERSON              0
       WITH        -------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                          1,482,260 shares of Voting Common Stock
                          (see Item 5(a))
                   -------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          0
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,482,260 shares of Voting Common Stock (see Item 5(a))
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        |_|

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        52% (see Item 5(a))
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14      TYPE OF REPORTING PERSON*

        IN, OO (Managing Member of Limited Liability Company)
--------------------------------------------------------------------------------



                      * SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.      Security and Issuer.
------       -------------------

(a)   Title of Class of Securities:
      Voting Common Stock, par value $.10 per share, of Petroleum Helicopters, Inc. ("PHI")
      ("Voting Common Stock")

(b)   Name and Address of Issuer's Principal Executive Office:
      2121 Airline Highway
      Suite 400
      Metairie, Louisiana 70001-5979


Item 2.      Identity and Background.
------       -----------------------

(a)   Name of Reporting Person:
      Carroll W. Suggs

(b)   Address of Business:
      2121 Airline Highway
      Suite 400
      Metairie, Louisiana 70001-5979

(c)   Employment Information:
      Mrs. Suggs serves as the Chairman of the Board of Directors of PHI whose business address is 2121 Airline Highway, Suite 400, Metairie, Louisiana 70001-5979.

(d) During the last five years, Mrs. Suggs has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mrs. Suggs has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Citizenship:
      Mrs. Suggs is a citizen of the United States.


Item 3.      Source and Amount of Funds or Other Consideration.
------       -------------------------------------------------

Not Applicable.


Item 4.      Purpose of the Transaction.
------       --------------------------

See Item 6.

Item 5.      Interest in Securities of the Issuer.
------       ------------------------------------

(a)   Amount of Shares Beneficially Owned:
      Mrs. Suggs is the beneficial owner of 1,482,260 shares of Voting Common Stock. Of those 1,482,260 shares, Mrs. Suggs has the right to acquire 58,480 pursuant to existing options, 43,480 of which are vested as of the date hereof and 15,000 of which will vest upon consummation of the transaction described in Item 6. Based on 2,793,386 shares of Voting Common Stock outstanding, as reported on PHI's Form 10-Q for the quarterly period ended June 30, 2001, and giving effect to the exercise of Mrs. Suggs's 58,480 existing options, Mrs. Suggs beneficially owns approximately 52% of the outstanding shares of the Voting Common Stock of PHI.

(b)   Number of Shares as to which the Reporting Person has:
      (i) sole power to vote or to direct the vote: 1,482,260 shares of Voting Common Stock
      (ii) shared power to vote or to direct the vote: 0
      (iii) sole power to dispose or to direct the disposition of: 1,482,260 shares of Voting Common Stock
      (iv) shared power to dispose or to direct the disposition of: 0

(c)   Transactions:
      See Item 6.

(d) Other party with right to receive or direct receipt of dividends or proceeds: Except as described under Item 6, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,482,260 shares of Voting Common Stock.

(e)   Date Reporting Person Ceases to beneficially own more than 5% of shares:
      Not applicable.


Item 6.      Contracts, Arrangements, Understandings or Relationships with
------       Respect to Securities of the Issuer.
             -------------------------------------------------------------

Pursuant to a Stock Purchase Agreement, dated as of September 5, 2001 (the "Stock Purchase Agreement"), Mrs. Suggs sold 1,482,260 shares of Voting Common Stock of PHI to Al A. Gonsoulin for a cash price of $20.50 per share, including
(i) shares to be issued as a result of the exercise by Mrs. Suggs of vested options to purchase 43,480 shares of Voting Common Stock of PHI and (ii) shares to be issued as a result of the exercise by Mrs. Suggs of unvested options to purchase 15,000 shares of Voting Common Stock of PHI, which options will vest under the provisions of the Amended and Restated PHI 1995 Incentive Compensation Plan upon consummation of the transactions contemplated by the Stock Purchase Agreement (the "Transaction"). The approval of the Board of Directors of PHI was not required and was not sought or obtained in connection with the Transaction. Mrs. Suggs intends to retire from her positions as Chairman and a director of the Board of Directors of PHI (and has agreed to resign such positions) effective as of the consummation of the Transaction. This description of the Stock Purchase Agreement is qualified in its entirety by reference to the Stock Purchase

Agreement, the full text of which is filed as Exhibit 99.1 hereto and incorporated herein by reference.


Item 7.      Material to be Filed as Exhibits.
------       --------------------------------

             Exhibit 99.1 Stock Purchase Agreement, dated as of September 5, 2001, by Al A. Gonsoulin, Carroll W. Suggs and Suggs Family Fund, L.L.C.

             Exhibit 99.2   Press Release



                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 6, 2001


                                                /s/ Carroll W. Suggs
                                                ------------------------------
                                                Carroll W. Suggs











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